

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2010

Ms. Patricia M. Bedient
Weyerhaeuser Company
Federal Way, Washington 98063-97777

> **RE:**   **Weyerhaeuser Company**
> **Form 10-K for the fiscal year ended December 31, 2009 filed February 25,**
> **2010**
> **File # 1-4825**

Dear Ms. Bedient:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Cash
Accounting Branch Chief